[redacted]

SE 12010882 SION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/10 (MM/DD/YY) AND ENDING 11/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAP USA, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN J HAIG — 011 44 20 7016 6629
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Audit Plc
(Name – *if individual, state, last, first, middle name*)

15 Canada Square	London		E14 5GL
(Address)	(City)	(State)	

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2012
09 REGISTRATIONS BRANCH

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

51624/cre/12/12/09/OT

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

P. D. Buckley

Signature

Chief Executive Officer

Title

T Archer

Notary Public London 25/1/12

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Alan John Haig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public 25/1/12

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

51624/cre/12/12/09/OT

FAP USA, L.P.

Financial Statements

November 30, 2011

Table of Contents

Report of Independent Registered Public Accounting Firm

The Partners

FAP USA L.P.:

We have audited the accompanying statement of financial condition of FAP USA, L.P. (the Partnership), as of November 30, 2011, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAP USA, L.P. as of November 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Audit Plc

KPMG Audit Plc
London
January 25, 2012

FAP USA, L.P.

Financial Statements

November 30, 2011

Statement of Financial Condition

		November 30, 2011
Assets:		US$
Cash and cash equivalents		283,849
Accounts receivable		9,851,500
Prepaid fees and other assets		2,119
Property and equipment		8,256
Security deposit		8,800
Total assets	$	10,154,524
Liabilities and Partners' Equity:		
Accounts payable and accrued expenses		9,741,158
Total liabilities		9,741,158
Partners' equity		413,366
Total liabilities and partners' equity	$	10,154,524

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2011

Statement of Operations

Revenue:		US$
Other revenue		339,749
Total Revenue		339,749
Expenses:		
Employee compensation and benefits		270,694
Communications		10,031
Professional fees		313,282
Occupancy and equipment		6,575
Travel and entertainment		42,127
Other operating expenses		47,480
Total expenses		690,189
Net loss	$	(350,440)

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2011

Statement of Changes in Partners' Equity

		US$
Partners' equity, beginning of the year		50,737
Contributions		713,069
Distribution		-
Net loss		(350,440)
Partners' equity, end of the year	$	413,366

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2011

Statement of Cash Flows

Cash flows from operating activities:		US$
Net loss		(350,440)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortisation		751
Increase in prepaid fees and other assets		(1,227)
Increase in accounts receivable		(9,851,500)
Increase in security deposits		(8,800)
Increase in accounts payable and accrued expenses		9,724,526
Total Adjustments		(136,250)
Net cash used in operating activities		(486,690)
Cash flows from investing activities:		
Purchase of fixed assets		(9,007)
Cash flows from financing activities:		
Contribution of capital		713,069
Net cash provided by financing activities		713,069
Net increase in cash		217,372
Cash and cash equivalents, beginning of year		66,477
Cash and cash equivalents, end of year	$	283,849

See accompanying notes to financial statements.

Notes to Financial Statements

(1) Nature of Operations

FAP USA, L.P. (The Partnership) is a Delaware partnership owned by FAP GEN PAR, LLC and First Avenue Partners LLP, a United Kingdom entity. The Partnership was incorporated in the state of Delaware on February 14, 2007 and commenced operations on October 2, 2007. The Partnership is registered under the Securities Exchange Act of 1934 and applicable state law, is regulated by the Financial Industry Regulatory Authority (FINRA) and is a member of SIPC.

The Partnership acts as a third party marketer of securities and investments and raises capital for hedge funds, private equity opportunities, real asset funds and real estate sectors.

During the year, the Partnership took the opportunity to substantially upgrade its business by recruiting a team of executives from another broker-dealer. Consequent on the recruitment of this team from Madison Williams and Company LLC (which included employees in New York, Ohio and San Francisco) who became employees of FAP USA with effect from September 1, 2011. With the arrival of this team the Partnership was able to re-start its North American business. FAP USA also entered into certain other agreements to act as agent to receive money from prior Madison Williams transactions and the disbursement of that money to, amongst others, Madison Williams and the new employees of FAP USA. All of these contracts were completed by November 4, 2011.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized normally at the time that fees become due under the relevant capital placement mandate contract, which is typically when investors subscribe for interests in the clients' investment funds or for interests in the operating vehicle in the case of direct private equity investments. Under the terms of an agreement with the previous employer of the team mentioned in 1 above, the Partnership acts as agent in the collection of certain amount of fees from previous clients of Madison Williams and payment to employees and Madison Williams of certain compensation and expenses.

The Partnership has no obligation to pay these compensation amounts and expenses unless it receives fees from previous clients of Madison Williams.

Under EITF 99-19 such agency transactions are required to be shown net in the Statement of Operations.

(b) Cash and Cash Equivalents

Cash equivalents may include money market funds, deposits with banks, commercial paper of companies with strong credit ratings in diversified industries and other highly liquid debt instruments with a remaining maturity of three months or less at the date of purchase. At November 30, 2011, there were no cash equivalents included in money market funds.

(c) Income Taxes

FAP USA, LP is treated as a Partnership for federal and state income tax purposes. All items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective members and reported in the members' income tax returns. Accordingly, the Partnership does not provide for federal and state income taxes. The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnerships US business. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership. UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of FASB ASC 740.

(*d*) Depreciation and Amortization

Depreciation of furniture, fixtures and office equipment is recorded on a straight-line basis over the useful lives of the related assets, generally three to seven years. Amortization of leasehold improvements is recorded on a straight-line basis over the term of the lease, where the lease is terminated early the remaining balance is written off to the Statement of Operations.

(3) Receivables

In receivables an amount of $9,521,500 is due from previous clients of Madison Williams Company LLC substantially all of which (subject to being received) is due to be paid to Madison Williams and employees of the Partnership and included in Accounts payable and accrued expenses. The Partnership has no obligation to pay Madison Williams and the employees if the receivables are not paid.

(4) Net Capital and Reserve Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 15 to 1 of aggregate indebtedness to net capital, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of November 30, 2011 the Partnership had a net capital of $64,191, and a ratio of aggregate indebtedness of net capital of 3:1, which represented an excess of $49,547 over the minimum net capital requirement of $14,644.

The Partnership is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to purchase sale and redemption of redeemable securities of Hedge Funds, private equity opportunities, real asset funds and real estate sectors.

(5) Related Party Transactions

Except as disclosed herein, there were no related party transactions.

(6) Partners' Equity

On October 2, 2007, the FAP GEN PAR, LLC, as General Partner, contributed $10,000 cash for an initial capital contribution. On October 4, 2007, First Avenue Partners LLP, as Limited Partner made a capital contribution of $1,105,236, of which $990,000 was in cash and the remaining $205,236 represented a capitalization of organizational costs, furniture and fixtures and equipment. First Avenue Partners LLP has also made further capital contributions to 30 November 2011 as below.

Year		Contributions US$
Initial Contribution		1,105,236
2008		220,040
2009		342,025
2010		105,000
2011		713,069
Total Partners' Contributions	$	**2,485,370**

Notes to the Financial Statements

(7) Property and Equipment

Property and Equipment consisted of the following:

		US$
Computer Equipment		9,007
	Total	9,007
Less accumulated depreciation		(751)
	Total	8,256

Computer equipment was purchased in September 2011 and depreciation to November 30, 2011 was $751.

(7) Financial Support

The Partnership has an agreement with First Avenue Partners LLP, whereby First Avenue Partners LLP has committed to provide financial support to the Partnership in a means sufficient for the Partnership to satisfy its obligations when due and fund its operations as needed and will satisfy, on a timely basis all liabilities and obligations of the Partnership that the Partnership is unable to satisfy when due, this includes providing additional capital when necessary in order for the Partnership to meet its net capital requirement, until at least December 1, 2012.

(8) Commitments and Contingencies

Although none are presently contemplated, the Company may be subject to legal proceedings and claims, which may have arisen in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions, if any, will not adversely affect the results of operations or financial condition of the Company.

(9) Subsequent Events

On January 4, 2012, the Partnership was informed that Madison Williams and Company LLC had filed for bankruptcy on December 29, 2011 under Chapter 7 of the US Bankruptcy Code. The Partnership understands that consequently all of its obligations to Madison Williams will be transferred to the bankruptcy trustee. Under United States bankruptcy law, the Partnership understands that it is possible for the bankruptcy trustee to challenge transactions that were executed within 90 days of the

bankruptcy, and has a period of up to two years to do this. No indication has been received that the trustee will challenge the assignment of certain contracts in connection with the take–on of the team from Madison Williams

The Partnership has evaluated subsequent events from the balance sheet date through January 25, 2012 the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

FAP USA, L.P.

Financial Statements

November 30, 2011

Schedule I

Computation and Reconciliation of Net Capital Pursuant

to Uniform Net Capital Rule 15c3-1

	US$
Total Partners' equity	413,366
Less:	
Nonallowable assets and deductions	349,175
Haircuts on security positions	-
Net capital Under SEC Rule 15c3-1	64,191
Less minimum net capital requirement – the greater of 6 2/3% of aggregate indebtedness of $5,000 or $14,644	(14,644)
Net capital in excess of minimum requirement	49,547
Aggregate indebtedness	219,658

See accompanying report of Independent Registered Public Accounting Firm

There were no material differences in the amounts in the schedule and the company's computation of net capital as reported in Part 11A of the FOCUS Report on Form X-17A-5, and filed as of November 30, 2011.

FAP USA, L.P.

Financial Statements

November 30, 2011

Schedule II

The Partnership is exempt from the reserve requirements pursuant to the Rule 15c3-3 under paragraph (k)(2)(i).

At November 30, 2011, the Partnership is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such Rule). Because of this exemption, the Partnership has not included the schedules Computation for Determination of Reserve Requirements under Rule 15c3-3 or Information for Possession or Control Requirements under Rule 15c3-3.

See accompanying report of Independent Registered Public Accounting Firm

FAP USA, L.P.

Financial Statements

November 30, 2011

Report of Independent Registered Public Accounting Firm

The Partners
FAP USA, L.P.:

In planning and performing our audit of the financial statements of FAP USA, L.P. (the Partnership), as of and for the year ended November 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG Audit Plc

KPMG Audit Plc
January 25, 2012